U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-11380


                                                     NOTIFICATION OF LATE FILING

(Check One):      [x] Form 10-K    [ ] Form 11-K         [ ] Form 20-F
                                   [ ] Form 10-Q         [ ] Form N-SAR

                       For Period Ended: February 28, 2005

                       [ ]  Transition Report on Form 10-K
                       [ ]  Transition report on Form 20-F
                       [ ]  Transition Report on Form 10-Q
                       [ ]  Transition Report on Form N-SAR

For the Transition Period Ended:  ----------------------------------------------

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Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ---------------------------------

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Part I--Registrant Information
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ATC Healthcare, Inc.
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Full Name of Registrant

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Former Name if Applicable

1983 Marcus Avenue
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(Address of Principal Executive Office (Street and Number))

Lake Success, NY  11042
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(City, State and Zip Code)

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Part II--Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) __X__

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K and Form
10-KSB,20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attached extra sheets if needed.)

The Registrant is unable to timely file its Annual Report on Form 10-K for the year ended February 28, 2005 without unreasonable effort or expense as a result of the sale of the Registrant's All Care Nursing Services wholly-owned subsidiary on April 22, 2005. Accordingly, the additional time is requested to compile all information necessary to accurately complete this Form 10-K within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934.

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Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification

     Andrew Reiben           516                    750-1600
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     (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                    X Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes |X| No

     If so, attach an explanation of the anticipated change, both naratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              ATC Healthcare, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    May 27, 2005                             By  /s/ Andrew Reiben
                                                  ----------------------------
                                                  Andrew Reiben
                                                  Senior Vice President and
                                                  Chief Financial Officer


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